SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Continuing Connected Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 25, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transaction

The eighth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) held its 16th meeting on 24 November 2016, which considered and approved the Lease Agreement proposed to be entered into between the Company and the Baishawan branch of Sinopec Petroleum Reserve Company Limited (“Baishawan Branch”) and consented to the lease by the Company of the Oil Tanks from Baishawan Branch. The Lease Agreement shall be executed as soon as practicable.

Baishawan Branch is a branch company of Sinopec Petroleum Reserve Company Limited (“Sinopec Reserve”) and is not a separate legal entity. The Lease Agreement is binding upon, and all rights and obligations thereunder are ultimately assumed by Sinopec Reserve. Sinopec Reserve is a wholly-owned subsidiary of China Petrochemical Corporation (“China Petrochemical Corporation”), the controlling shareholder of the Company as defined under the Hong Kong Listing Rules and the de facto controller of the Company as defined under the Shanghai Listing Rules. Under both the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Reserve, as a wholly-owned subsidiary of China Petrochemical Corporation, is a connected person of the Company and, therefore, the Lease Agreement constitutes a related party transaction under the Shanghai Listing Rules as well as a continuing connected transaction under the Hong Kong Listing Rules.

In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, since the applicable percentage ratios (other than the profits ratio) in respect of the Annual Caps of each year of the lease term as contemplated under the Lease Agreement will exceed 0.1% but will be less than 5%, the Lease Agreement is exempted from the circular (including independent financial advice) and shareholders’ approval requirements. In accordance with Rule 10.2.5 of the Shanghai Listing Rules, the transaction contemplated under the Lease Agreement is not required to be submitted to the general meeting of the Company for approval by the Shareholders.

1.	INTRODUCTION

Pursuant to the Lease Agreement, the Company rents the Oil Tanks from Baishawan Branch for a term ending on 31 December 2018 at an annual rent of RMB53,960,000 (exclusive of VAT).

2.	CONNECTED PERSON AND CONNECTED RELATIONSHIP

Baishawan Branch is a branch company of Sinopec Reserve and is not a separate legal entity. The Lease Agreement is binding upon, and all rights and obligations under the Lease Agreement are ultimately assumed by Sinopec Reserve . Sinopec Reserve is a wholly-owned subsidiary of China Petrochemical Corporation, the controlling shareholder of the Company as defined under the Hong Kong Listing Rules and the de facto controller of the Company as defined under the Shanghai Listing Rules. Under both the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Reserve, as a wholly-owned subsidiary of China Petrochemical Corporation, is a connected person of the Company and, therefore, the Lease Agreement constitutes a related party transaction under the Shanghai Listing Rules as well as a continuing connected transaction under the Hong Kong Listing Rules.

The general information of Sinopec Reserve and Baishawan Branch is set out below:

Name of enterprise:	Sinopec Petroleum Reserve Company Limited

Type of enterprise:	Limited liability company

Place of incorporation:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Principal place of business:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Legal representative:	Zhou Liwei

Registered capital:	RMB38,683,326,000

Sinopec Reserve primarily engages in the wholesale of refined oil, gasoline, kerosene and crude oil (other than in Beijing), sales and storage of crude oil (other than in Beijing), import and export business, investment and construction of petroleum storage facilities. Baishawan Branch is a branch company of Sinopec Reserve operating in the name of Sinopec Reserve and mainly engages in import and export business and investment and construction of petroleum storage facilities.

3.	THE LEASE OF THE OIL TANKS

The key terms of the Lease Agreement are as follows:

Parties

The Company (as lessee) and Baishawan Branch (as lessor)

Subject Matter and Term

The Company has been using the Oil Tanks since 1 January 2016 in anticipation of a lease agreement being entered into as soon as practicable, subject to the parties reaching agreement on the rental payment. The Company and Baishawan Branch reached an agreement on the rental payment on 24 November 2016. The eighth session of the Board held its 16th meeting on 24 November 2016, which considered and approved the Lease Agreement and consented to the lease by the Company of the Oil Tanks from Baishawan Branch. The Lease Agreement shall be executed as soon as practicable.

Under the Lease Agreement, Baishawan Branch leases the Oil Tanks to the Company for a three-year term, which retroactively commences on 1 January 2016 and ends on 31 December 2018.

Bearing of maintenance costs

The Company shall be responsible for the day-to-day repair, maintenance and related costs incurred to maintain the Oil Tanks in good conditions.

Rent

The rent payable by the Company to Baishanwan Branch is RMB53,960,000 per year (exclusive of VAT). For the year ending 31 December 2016, the annual rent shall be paid before 31 December 2016 in cash. For the years ending 31 December 2017 and 2018, the Company shall pay the rent quarterly on the 20th day of February, May, August and November in cash each year.

Since the Company has previously not entered into any lease agreement for comparable oil tanks with Baishawan Branch or any other parties, no historical rental value is available for reference. The annual rent has been negotiated between the parties on an arm’s length basis between the parties, with reference to, among other things, the estimated depreciation expenses of the Oil Tanks and the relevant costs including industry-specific insurance premium and tax incurred by Baishawan Branch for the Oil Tanks, plus a 6% profit margin.

Annual Caps

The aggregate annual amounts payable to Baishawan Branch for the years ending 31 December 2016, 2017 and 2018, shall be RMB53,960,000, RMB53,960,000 and RMB53,960,000 respectively (the aforementioned amounts are exclusive of VAT), which represents the annual rent payable under the Lease Agreement.

4.	REASONS FOR AND BENEFITS OF ENTERING INTO THE LEASE AGREEMENT

The Company has been optimising its production management with a view to maximise returns in recent years. Through the Lease Agreement, the Company could simplify the process by which the Company temporarily adjusts the crude oil deployment and transportation plan in accordance with its operational needs and ensures the stability of the Company’s operating plants. At the same time, the Lease Agreement can increase the flexibility of the deployment of crude oil, and expand the space for crude oil feedstocks optimization.

5.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

The Lease Agreement concurrently constitutes a related party transaction under the Shanghai Listing Rules and a continuing connected transaction under the Hong Kong Listing Rules. In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, since the applicable percentage ratios (other than profits ratio) in respect of the Annual Caps of each year as contemplated under the Lease Agreement will exceed 0.1% but will be less than 5%, the Lease Agreement is exempt from the circular (including independent financial advice) and shareholders’ approval requirements. In accordance with Rule 10.2.5 of the Shanghai Listing Rules, the transaction contemplated under the Lease Agreement is not required to be submitted to the general meeting of the Company for approval by the Shareholders.

6.	BOARD APPROVAL

At the 16th meeting of the eighth session of the Board on 24 November 2016, the Board approved the Lease Agreement. None of the Directors has a material interest (as defined in the Hong Kong Listing Rules) in the Lease Agreement. Under the Shanghai Listing Rules, Mr. Lei Dianwu and Mr. Mo Zhenglin are deemed interested in the Lease as they work in companies which are connected persons of the Company, abstained from voting at the Board meeting.

The Board (including the independent non-executive Directors) takes the view that the terms of the Lease Agreement and the Annual Caps for the years ending 31 December 2016, 2017 and 2018 are fair and reasonable, on normal commercial terms or better and are entered into in the usual and ordinary course of business and that the Lease Agreement is in the interests of the Company and its Shareholders as a whole.

The independent non-executive Directors of the Company, namely Mr. Cai Tingji, Mr. Zhang Yimin, Mr. Liu Yunhong, Mr. Du Weifeng gave the following independent opinion on the Lease Agreement:

(1) The transaction complies with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2) At the time of voting on the relevant resolution, the directors which, under the SH listing rules, are deemed interested, namely Mr. Lei Dianwu and Mr. Mo Zhenglin, abstained from voting and the voting process complied with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(3) The transaction is entered into on normal commercial terms in the ordinary and usual course of business and the terms of the Lease Agreement (including the Annual Caps) are fair and reasonable to the Company and will not damage the interests of the Company and its minority shareholders and the terms are also in the interests of the shareholders as a whole; and

(4) The execution of the Lease Agreement by the Company with Baishawan Branch shall be approved.

In accordance with the Shanghai Listing Rules, the relevant information in relation to the Lease Agreement was submitted to the independent non-executive Directors for review and approval before approval by the Board. The independent non-executive Directors have agreed to submit the relevant resolution to the Board for consideration.

7.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings:

“Annual Cap(s)”	the maximum aggregate annual value(s)

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Baishawan Branch”	Baishawan Branch of Sinopec Reserve, a branch company of Sinopec Reserve established under PRC laws

“Board”	the board of Directors of the Company

“China Petrochemical Corporation”	China Petrochemical Corporation, a wholly State-owned enterprise incorporated in the PRC

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Director(s)”	the Director(s) of the Company, including independent non-executive Directors

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Oil Tanks”	eight oil tanks with a total volume of 950,000 cubic metres and related ancillary facilities, houses and buildings located in Baishawan, Dushangang Town, Pinhu District, Zhejiang Province, PRC, which are held by Baishawan Branch

“Lease Agreement”	the lease contract to be entered into between the Company and Baishawan Branch for the lease of the Oil Tanks by Baishawan Branch to the Company

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Reserve”	Sinopec Petroleum Reserve Company Limited

“VAT”	value-added tax

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jianbo Joint Company Secretary

Shanghai, PRC, 24 November 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng